Exhibit 99.2

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAPIENS INTERNATIONAL CORPORATION N.V.

December 20, 2023

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line before mailing.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE BELOW PROPOSALS.

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	PROPOSALS	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1. To re-elect the following persons as directors of the Company for a one-year term expiring at the Company’s annual general meeting of shareholders in 2024:
	(a) Guy Bernstein	☐	☐	☐
	(b) Roni Al Dor	☐	☐	☐
	(c) Eyal Ben-Chelouche	☐	☐	☐
	(d) Yacov Elinav	☐	☐	☐
	(e) Uzi Netanel	☐	☐	☐
	(f) Naamit Salomon	☐	☐	☐

	2. Approval of the Company’s audited Consolidated Balance Sheets, Consolidated Statements of Operations (profit and loss account) and Cash Flows as of, and for the year ended, December 31, 2022	☐	☐	☐

	3. Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company for 2023 and authorization of the Board of Directors and/or its Audit Committee to fix their compensation	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.